SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Matav Cable Systems Media Ltd.
(Translation of registrant's name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

22 March 2006	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Reports on Potential Investment in Barak

NETANYA, Israel – March 22, 2006 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) announced today, further to reports published in Israel, that Barak I.T.C. (1995) Ltd., a minority owned indirect subsidiary of Matav, is conducting negotiations with Sky, a private equity fund, and Clal Industries and Investments Ltd., an Israeli company whose shares are traded on the Tel Aviv Stock Exchange (“Clal”), regarding a $35 million investment in Barak, one of the three international telephony providers in Israel.

Matav currently holds 18.5% of Barak, and the remainder of Barak’s shares are held by Clal and an affiliate of Clal. The following are the key principles of the proposed investment:

—	A total investment of $35 million in Barak, based on a pre-money valuation to Barak of $32 million;

—	Out of the $35 million investment, $20 million will be invested through convertible debentures ($10 million by each of Sky and Clal) and $15 million in equity ($10 million by Sky and $5 million by Clal);

—	The parties are examining a potential merger between Barak and an affiliate of Clal, Netvision Ltd., a company engaged in Internet and telephony services, whose shares are traded on the Tel Aviv Stock Exchange. If the merger will not occur within 3 years of closing the investment, Sky will have a put option to sell its securities in Barak to Clal whereas Clal will have a call option to purchase such securities;

—	The debentures will have a 5 year maturity, bearing an interest at the annual rate of 5.5%, and convertible into Barak shares at a conversion price based on a pre-money valuation to Barak of $47 million, with mandatory conversion upon certain events, including upon consummation of the said merger between Barak and Netvision; and

—	Clal and Sky will assist Barak in raising an additional $30 million for purposes of redeeming approximately $65 million of Barak’s currently outstanding notes.

Matav and the affiliate of Clal have a right to participate in the investment based on their proportionate holdings in Barak. At this time, Matav is reviewing the proposed transaction and has not determined whether it will exercise such right.

IMPORTANT: There is no assurance if and when the said investment (including the potential merger of Barak with Netvision) will be consummated and on what terms. The parties to the said transaction are only in the stage of negotiations, none of the transaction documents have been signed as of yet, and, in any event, the transaction is subject to the conclusion of the negotiations, the execution of the transaction documents, and other customary approvals.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the Israeli cable subscriber market. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5% of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
Ori Gur Arieh, General Counsel
Matav-Cable Systems Media Ltd.
Tel.: +972-77-7077031

Ayelet Shiloni
Integrated Investor Relations
Tel.:+1-866-447-8633
Tel.:+972-50-6883-336
ayelet@integratedir.com

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